                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [X] Preliminary proxy statement.       [ ] Confidential, for use of the
                                                Commission only (as permitted by
                                                Rule 14a-6(e)(2).

     [ ] Definitive proxy statement.

     [ ] Definitive additional materials.

     [ ] Soliciting material under Rule 14a-12.

                                Printware, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               PYRAMID TRADING LP
                            OAKMONT INVESTMENTS LLC
                                DANIEL B. ASHER
                                 GARY S. KOHLER
                               ANDREW J. REDLEAF
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.
--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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

                    PRELIMINARY COPY, SUBJECT TO COMPLETION

     ---------------------------------------------------------------------

                                PROXY STATEMENT
                                       OF

                      PYRAMID TRADING LIMITED PARTNERSHIP,
                            OAKMONT INVESTMENTS LLC,
                                DANIEL B. ASHER,
                                 GARY S. KOHLER
                                      AND

                               ANDREW J. REDLEAF
                        (THE "SHAREHOLDERS' COMMITTEE TO
                     IMPROVE PRINTWARE SHAREHOLDER VALUE")

     ---------------------------------------------------------------------


                             IN CONNECTION WITH THE

                      2000 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                PRINTWARE, INC.

     ---------------------------------------------------------------------

To the Shareholders of Printware:


     This Proxy Statement and the enclosed GREEN proxy card are being sent to holders of the common stock, no par value per share (the "Shares"), of Printware Inc., a Minnesota corporation, ("Printware") by the Shareholders' Committee to Improve Printware Shareholder Value (the "Committee", "we" or "us"). The Committee consists of Pyramid Trading Limited Partnership, an Illinois limited partnership ("Pyramid"), Oakmont Investments, LLC ("Oakmont"), Andrew J. Redleaf, Daniel B. Asher and Gary S. Kohler.



     The Committee is soliciting proxies from Printware's shareholders to be voted in favor of two proposals:



     1. Proposal to increase the size of Printware's Board of Directors to six members.



     2. Proposal to elect the Committee's six nominees as directors of Printware.



     The Committee is soliciting proxies for these two proposals to be used at the annual meeting of shareholders of Printware, which is scheduled to be held at Printware's executive offices at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121, at 3:30 p.m., Central Daylight Time, on Thursday, April 13, 2000, including any adjournments or postponements, continuations or reschedulings thereof (the "Annual Meeting"). Accordingly, because Printware has announced it will adjourn and reconvene the Annual Meeting to April [ ], 2000, the Committee will be able to use proxies solicited by the Committee at any reconvened Annual Meeting.



     This Proxy Statement and the GREEN proxy card are first being sent to Printware's shareholders on or about April [ ], 2000. Printware has set February 23, 2000 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting.



     THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF PRINTWARE.

OUR PROPOSALS


     We are soliciting your proxies to:



     1. Increase the size of the Board of Directors to six members; and



     2. Elect Charles Bolger, Stanley Goldberg, Gary S. Kohler, Roger C. Lucas, Douglas M. Pihl and Andrew J. Redleaf -- our six nominees -- to Printware's Board of Directors.


     Election of our nominees will give us the power to control the actions of Printware's Board of Directors. WE RECOMMEND THAT YOU VOTE TO INCREASE THE SIZE OF THE BOARD AND ELECT OUR NOMINEES


     The Board of Directors of Printware currently consists of five directors. In the event our first Proposal to increase the size of the Board of Directors to six members does not receive the required shareholder vote, we intend to vote proxies solicited by us in favor of the following five of our nominees: Charles Bolger, Stanley Goldberg, Gary S. Kohler, Roger C. Lucas and Douglas M. Pihl.



WHY YOU SHOULD VOTE FOR OUR NOMINEES


     We own 449,200 shares, or approximately 13.7%, of Printware's outstanding common stock. We are your fellow shareholders and are concerned about Printware's deteriorating and declining financial performance and historically low stock price levels.

     On March 29, 2000, Printware's stock closed at $2.875 per share which is less than half of Printware's initial public offering price of $6.00 on July 2, 1996. The stock price peaked at $6.50 per share on October 2, 1996 and has not reached either the IPO price or the peak price since that time.

     The total revenues of Printware have declined from approximately $8.4 million in 1995 to approximately $4.6 million in 1999, a decline of approximately 45%. Similarly, income from operations has declined from approximately $1.6 million in 1995 to a loss from operations of approximately $1.0 million in 1999. Since 1995, earnings per share have declined approximately 85% to $.07 per share in 1999. In light of these deteriorating results over the last five years, we are unsatisfied with the performance of Printware and its management.


     In addition, we have approached Printware to communicate our concern that Printware's balance sheet is overcapitalized in that it has cash and investments in excess of the requirements of its business. We are not aware of any generally accepted standard to determine the most appropriate level of cash and investments. However, we believe the appropriate level of cash and investments held by Printware need not exceed three times current operating losses plus three times current capital spending rates. Applying our standard, we believe Printware's cash and investments need not exceed approximately $3.4 million. Based on 1999 fiscal year-end cash and investments of approximately $7.5 million, we therefore consider Printware to have at least $4.1 million in excess cash and investments. To address our concern, in December 1999, we first recommended that Printware return capital to shareholders by repurchasing shares in a Dutch Auction (as defined under "Supplemental Information Regarding Dutch Auctions"). Printware, however, has rejected our Dutch Auction proposal. We believe Printware's shareholders may be best served by returning excess cash and investments not being utilized in Printware's business to shareholders and intend to recommend that our nominees, if elected, consider ways to do so.



     We focused on a Dutch Auction as our preferred method to improve shareholder value in our communications with Printware prior to the filing of our Preliminary Proxy Statement with the U.S. Securities and Exchange Commission. During those communications, we did not identify and propose to Printware alternative methods to improve shareholder value, although we did raise concerns regarding Printware's deteriorating operating performance and certain inventory write-downs. Following the course of communications with Printware as discussed under "Background" below, we determined that a broader approach to address our concerns would be more appropriate and, as a result, we have nominated six members to be elected to Printware's Board of Directors. As explained below, a Dutch Auction is now only a part of the broader approach our Board nominees will consider if they are elected as directors. There can be no assurance

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


that if our Board nominees are elected, they will decide to repurchase Printware's shares in a Dutch Auction or by any other means.



     If elected, our nominees will promptly perform a comprehensive review of Printware's operations, capital structure and management in order to commence a course of action to attempt to maximize shareholder value. As part of this evaluation, we intend to propose that the Board evaluate Printware's excess capital position and consider ways to return capital to shareholders, such as in a Dutch Auction or an open market repurchase. We also intend to ask the Board to consider other strategies aimed at improving shareholder value, such as seeking strategic partners to improve product distribution, considering a merger, a sale of assets or other business combination, improving profitability, and redirecting management resources. The Committee does not at this time have a specific strategy for any such action.



     A majority of the Board of Directors will be required to approve any specific action to improve shareholder value, including a Dutch Auction. In cases such as a merger or a sale of assets, shareholder approval would also be required. Our nominees are committed to exploring all strategic options for Printware. We are proposing to replace the entire Board because of Printware's financial performance in the last five years, the low stock price levels as compared to the IPO price, and our desire to return excess capital to shareholders.


BACKGROUND


     In September 1999, we identified Printware as a company which in our opinion was an undervalued investment opportunity based on its computer-to-plate technology and its applicability to Internet-based printing, and its excess capital. We began purchasing shares in September 1999. In December 1999, at a meeting with Daniel A. Baker, Printware's President and Chief Executive Officer, we initially expressed our concern that Printware's balance sheet was overcapitalized and proposed that Printware take action to increase shareholder value by means of a Dutch Auction which would return capital to Printware's shareholders. Following the initial contact, we continued our efforts to engage Printware in discussions on specific ways to accomplish that goal. In December 1999, we sent a letter to Mr. Baker where we set forth a proposal that Printware buy back up to one million shares by Dutch Auction at a price range of $2.50 to $2.80 per share. We also specified that total dollars spent by Printware in such Dutch Auction should not leave Printware with less capital than is reasonably necessary to grow the business. At the time of this proposal, Printware's common stock was trading at $2.188 per share.



     We did not receive a favorable response to our Dutch Auction proposal and again approached Mr. Baker in January three times by phone and once by letter. We were told that the proposal would be discussed at an upcoming Board meeting. Early in February, we left a message for Thomas W. Petschauer, Printware's Executive Vice President and Chief Financial Officer, to discuss the nature of the inventory write-downs disclosed in Printware's fourth quarter and fiscal 1999 year-end earnings release issued by Printware earlier that month. Mr. Baker returned our call to discuss the matter. Later in February, we received a voice mail message from Mr. Baker that the Board had rejected our Dutch Auction proposal. We were not told the basis for the rejection at the Board meeting.



     In February, we sent a letter to each Printware director expressing our disappointment over the rejection, expressing our concern over Printware's current operations and advising them that we may seek representation on Printware's Board. In February, we also met with Michael C. Berg, a director of Printware, to discuss our proposal, but this meeting was not productive from our perspective. We then sent a letter to Allen L. Taylor, a co-founder and a director of Printware renewing our Dutch Auction proposal, again stating that we may seek representation on Printware's Board. Mr. Taylor followed up by requesting further details regarding our Dutch Auction proposal, which we provided. He also indicated that he would "share this [the proposal] with the other board members," but did not specify a date when he would do so. In our opinion, Mr. Taylor's comment did not indicate a commitment that the Board would re-consider the Dutch Auction proposal. After this contact, we did not hear back from Printware until after we filed these proxy materials with the Securities and Exchange Commission. Mr. Taylor then told us that Printware would consider our Dutch Auction proposal. However, we have now decided to take a broader approach and nominated for election six directors at the

Annual Meeting. As explained under "Why You Should Vote for Our Nominees" above, a Dutch Auction is only one of the alternatives we will ask our nominees, if elected, to consider for Printware. We have continued to monitor Printware since September 1999, but are not satisfied with any action, communication or direction that Printware has taken to improve shareholder value. We are not aware of any current management strategy to improve operating profitability or to return excess capital to shareholders.



SUPPLEMENTAL INFORMATION REGARDING DUTCH AUCTIONS



     In a Dutch Auction, a company specifies a number of shares to be repurchased from shareholders, and a range of acceptable purchase prices. Shareholders are invited to tender shares and specify a price within the range at which they are willing to resell their shares back to the company. The company will determine a final purchase price that enables it to purchase up to the stated amount of shares from those shareholders who tendered their shares at or below the company-selected purchase price. All accepted shares are purchased at that final purchase price. In the event that more than the maximum number of shares are tendered at or below the final purchase price, shares will be purchased pro rata.



     For purposes of illustration only, assume a company decides to conduct a Dutch Auction to repurchase up to 1,000,000 shares of its common stock for a purchase price between $2.50 per share and $2.80 per share. The following examples illustrate how the Dutch Auction would work.



     Example No. 1: Assume that 500,000 shares were tendered at $2.60 per share and 250,000 shares were tendered at $2.70. The company would purchase all 750,000 shares at $2.70.



     Example No. 2: Assume that 500,000 shares were tendered at $2.60; 500,000 shares tendered at $2.70; and 500,000 shares tendered at $2.80. The company would accept the first 1,000,000 shares tendered at $2.60 and at $2.70, and would purchase them all at $2.70. The 500,000 shares tendered at $2.80 would not be purchased.



     Example No. 3: Assume that 750,000 shares were tendered at $2.60; 500,000 shares tendered at $2.70; and 500,000 shares tendered at $2.80. The company would accept 1,000,000 shares at a price of $2.70 and would purchase pro rata from those shareholders who tendered at $2.60 and at $2.70.



     Example No. 4: Assume that 400,000 shares were tendered at $2.60; 400,000 shares were tendered at $2.70; and 400,000 shares were tendered at $2.80. The company would accept 1,000,000 shares at $2.80 pro rata from all shareholders who tendered.



     If the Board authorizes a Dutch Auction, the Committee is not able to say at this time whether its members will participate in the Auction. Such decision will be made based on the final terms of any such Dutch Auction authorized by the Board. The Committee believes that Dutch Auction treats all shareholders equally because shares would be purchased from all shareholders desiring to participate at or below the company's determined purchase price pro rata. Shareholders who do not participate in a Dutch Auction will increase their percentage ownership in the company.


     Further, under the Minnesota Control Share Acquisition Act, a shareholder who exceeds certain ranges of voting power, beginning at 20%, is not allowed to vote shares exceeding that range absent shareholder approval to do so. If the Committee's share ownership would exceed those ranges as a result of a Dutch Auction or other share repurchase recommended or proposed to the Printware Board by the Committee, the Committee would not be able to vote the shares exceeding the range without shareholder approval. Shareholders not affiliated with the Committee would not be subject to such voting restriction unless such shareholder would purchase additional shares following the date when the shareholder's percentage ownership exceeded that range as a result of the Dutch Auction or repurchase.


     Finally, a Dutch Auction or other repurchase could result in Printware becoming ineligible to continue to list its securities on The Nasdaq Stock Market. The Nasdaq Stock Market prescribes certain listing criteria a company must continue to meet in order to retain its listing on the Nasdaq National Market. For example, a continued listing on the Nasdaq National Market requires net tangible assets of $4.0 million. In addition, a continued listing on the Nasdaq National Market requires at least 400 shareholders. All of these criteria could be affected as a result of a Dutch Auction. However, the Committee does not intend to recommend any action that would cause Printware to lose its listing on The Nasdaq Stock Market and would recommend that a Dutch Auction, if authorized by the Board, be conducted in such a manner as not to jeopardize listing. In addition, by reducing the number of shareholders and total assets of Printware, a Dutch Auction could result in Printware becoming eligible to voluntarily terminate its status as a public company and discontinue filing periodic reports with the U.S. Securities and Exchange Commission. However, no such termination is currently desired or contemplated by the Committee. These effects could also result from other actions that could be considered by our nominees, such as a merger or a sale of assets.


                             YOUR VOTE IS IMPORTANT

     Only the latest proxy card will count at Annual Meeting. No matter how many or how few Shares you own, we urge you to promptly sign, date and mail (or fax both sides of) the enclosed GREEN proxy card to vote for our nominees.


     VOTING "STREET NAME" SHARES: If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your Shares and only upon receipt of your specific instructions. So it is critical that you promptly sign, date and mail the enclosed GREEN proxy card in the envelope provided or contact the person responsible for your account and give instructions to sign, date and mail the GREEN proxy card representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us in care of Beacon Hill Partners, Inc., who is assisting in this solicitation, so that Committee will be aware of all instructions and can attempt to ensure that such instructions are followed. The address and telephone numbers of Beacon Hill Partners, Inc. are set forth below and on the back cover of this Proxy Statement.


     We are not aware of any proposals other than our proposals and the proposals contained in Printware's proxy materials to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

     If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:

                           BEACON HILL PARTNERS, INC.
                          90 BROAD STREET, 20TH FLOOR
                        (212) 843-8500 (CALL COLLECT) OR
                         CALL TOLL FREE (800) 755-5001
                              FAX: (212) 843-4384

                                 PROPOSAL NO. 1


                      INCREASE BOARD SIZE TO SIX DIRECTORS

SUMMARY: PROPOSAL TO INCREASE THE SIZE OF THE BOARD OF DIRECTORS TO SIX MEMBERS.


     Printware's Bylaws provide that the shareholders shall, from time to time, set the number of directors on Printware's Board of Directors. We propose to increase the size of the Board to six directors.



     The affirmative vote of a majority of the Shares present in person or by proxy and entitled to vote is required to increase the size of the Board to six members. The Board of Directors of Printware currently consists of five directors. In the event our first Proposal to increase the size of the Board of Directors to six members does not receive the required shareholder vote, we intend to vote proxies solicited by us in favor of the following five of our nominees: Charles Bolger, Stanley Goldberg, Gary S. Kohler, Roger C. Lucas and Douglas M. Pihl.



     THE COMMITTEE RECOMMENDS A VOTE "FOR" INCREASING THE SIZE OF THE BOARD OF DIRECTORS TO SIX MEMBERS. Otherwise, all six of the Committee's director nominees may not be elected to Printware's Board of Directors.



                                 PROPOSAL NO. 2


                             ELECTION OF DIRECTORS

SUMMARY: Proposal to Elect Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, Gary S. Kohler And Andrew J. Redleaf to the Board of Directors of Printware.

     The Committee has nominated and solicits your vote to elect Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, Gary S. Kohler and Andrew J. Redleaf as directors at the Annual Meeting to serve until their successors are duly elected (the "Committee Nominees").

     The following table sets forth the name, age, business address, present principal occupation and business experience for the past five years, and certain other information, with respect to each of the Committee Nominees. This information has been furnished to us by the respective Committee Nominees. Each of the Committee Nominees has consented to serve as a director and, if elected, would hold office until his successor is duly elected or until his earlier death, retirement, resignation or removal.

OUR NOMINEES:

        NAME, AGE AND ADDRESS                                BUSINESS EXPERIENCE
        ---------------------                                -------------------
CHARLES BOLGER (47)                      Charles Bolger has served in various capacities at Bolger
3301 Como Avenue SE                      Publications, Inc., a Minneapolis-based commercial printing
Minneapolis, MN 55414                    company, since 1978 and as Chief Executive Officer since
                                         1992. Bolger Publications utilizes various technologies in its printing operations, including computer-to-plate
                                         technology. Mr. Bolger has more than 20 years experience in the printing industry. He served on the Board of Directors of Printing Industry of Minnesota, a trade association, from
                                         1980 to 1988. Mr. Bolger has also been a director of the
                                         Raptor Center at the University of Minnesota since 1998, and a director and Treasurer of the American Indian OIC
                                         (Opportunities and Industrialization Centers) since 1992.
                                         Mr. Bolger has an M.B.A. degree from the University of
                                         Michigan and B.A. degree in economics from Colby College.

        NAME, AGE AND ADDRESS                                BUSINESS EXPERIENCE
        ---------------------                                -------------------
STANLEY GOLDBERG (53)                    Stanley Goldberg has been the Managing Partner of Goldmark
8400 Normandale Lake Blvd.               Advisors, LLC, a business development company providing
Suite 920                                managerial and financially related services to emerging and
Bloomington, MN 55437                    high growth potential businesses, since 1999. Mr. Goldberg was the Chief Executive Officer and Chairman of the Board of
                                         Directors of Verdant Brands, Inc., a developer, manufacturer and supplier of pest control products, from 1992 to 1999.
                                         Mr. Goldberg was Vice President and General Manager of
                                         Thomson Consumer Electronics, Worldwide Audio Division, a
                                         defense and electronics company, from 1988 until 1992. Prior to 1988, Mr. Goldberg held various positions in the Consumer
                                         Products Sector of General Electric Company, most recently as Manager of Product Development. Mr. Goldberg serves on
                                         the Boards of Directors of Verdant Brands, Inc.,
                                         Destron-Fearing Corporation, and Medi-Ject Corporation. Mr.
                                         Goldberg has a B.S. degree from West Virginia University.
GARY S. KOHLER (43)                      Gary S. Kohler has been a portfolio manager and director of
3033 Excelsior Blvd., Suite 300          equity research at Whitebox Advisors, LLC, a money
Minneapolis, MN 55416                    management company, since October 1999. Mr. Kohler is also a founder of ChoiceTel Communications, Inc. and has served as the Chairman of its Board of Directors since its inception in 1989. Mr. Kohler was a managing director of Second Avenue
                                         Capital Management, a money management company, from
                                         December 1998 to October 1999, and was President of Kohler
                                         Capital Management from October 1997 through November 1998.
                                         Mr. Kohler was a partner in Tarmachan Holdings, Inc. from
                                         July to October 1997, and was Vice President and Portfolio
                                         Manager at Okabena Company from 1984 through June 1997. Mr.
                                         Kohler serves on the Boards of Directors of Destron-Fearing
                                         Corporation and a number of private companies, including
                                         Emerald First Financial and Health EZ, Inc. Mr. Kohler has
                                         an M.B.A. degree from Cornell University and a B.A. degree from the University of Minnesota.
ROGER C. LUCAS, PH.D. (56)               Roger C. Lucas has been the Vice Chairman of and Senior
41 E. Pleasant Lake Rd.                  Scientific Advisor to the Board of Directors of Techne
North Oaks, MN 55127                     Corporation, a biotechnology company, since 1995. Mr. Lucas was the Chief Scientific Officer, Executive Vice President,
                                         and Secretary of Techne Corporation from 1985 to 1995. Mr.
                                         Lucas has also been the Chairman and Chief Executive Officer of Visual Circuits, a digital video company, since 1997. Mr.
                                         Lucas serves on the Boards of Directors of Techne
                                         Corporation, ChemoCentryx, a partially-owned subsidiary of
                                         Techne Corporation, Visual Circuits, and St. Croix Medical
                                         Corporation. Mr. Lucas has a Ph.D. degree in physiology and biochemistry from the Illinois Institute of Technology.

        NAME, AGE AND ADDRESS                                BUSINESS EXPERIENCE
        ---------------------                                -------------------
DOUGLAS M. PIHL (60)                     Douglas M. Pihl has over 30 years of experience in the
527 Marquette Ave., Suite 930            computer industry with extensive responsibility in design,
Minneapolis, MN 55402                    product planning and management. Mr. Pihl has been the
                                         President and Chief Executive Officer of Mathstar, Inc., a
                                         digital signal processing company, since November 1999. Mr.
                                         Pihl has been Chairman of the Board of Directors of Vital
                                         Images, Inc., a medical imaging company, since 1997, and
                                         served as its Chief Executive Officer from February 1998 to
                                         December 1999. Mr. Pihl was President, Chief Executive
                                         Officer, and a Director of NetStar, Inc., a manufacturer of advanced computer network products, from 1992 to 1996. Mr.
                                         Pihl was a founder of Apertus Technologies, Inc. (formerly
                                         Lee Data Corporation), and held various positions with that company from 1979 to 1990, most recently as Senior Vice
                                         President, Development. Mr. Pihl also serves on the Boards of Directors of Destron-Fearing Corporation and Astrocom
                                         Corporation.
ANDREW J. REDLEAF (42)                   Andrew J. Redleaf is a founder and since 1999 has been the
3033 Excelsior Blvd., Suite 300          Chief Executive Officer of Whitebox Advisors, LLC, a money
Minneapolis, MN 55416                    management company. Prior to founding Whitebox Advisors in
                                         1999, Mr. Redleaf was a co-founder and partner in Arbitrade
                                         Holdings LLC, a money management and securities trading
                                         firm, from 1997 to 1999. Mr. Redleaf was the Director of
                                         Portfolio Management at Tarmachan Capital Management, a
                                         predecessor to Arbitrade Holdings, from 1994 until 1997. For approximately ten years prior to joining Tarmachan, Mr.
                                         Redleaf was self-employed as a securities trader. Mr.
                                         Redleaf has B.A. and M.A. degrees in mathematics from Yale
                                         University.

     If our nominees are elected and take office as directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

     Other than the compensation regularly paid by Printware to its Board members, the Committee Nominees will not receive any compensation from us for their services as directors of Printware. Information about compensation paid by Printware to directors is available in Printware's proxy materials. None of the Committee Nominees is adverse to Printware or any of its subsidiaries in any material pending legal proceedings.


     The Committee does not expect that any of the Committee Nominees will be unable to stand for election. However, if a vacancy among the Committee Nominees should occur, the Shares represented by the enclosed GREEN proxy card will be voted in each such case for a substitute nominee selected by us. In addition, the Committee reserves the right to nominate substitute or additional persons if Printware makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Committee Nominees or cause our Committee Nominees, if elected, not to constitute at lease a majority of the Board. In any such case, Shares represented by the enclosed GREEN proxy card will be voted for all such substitute or additional nominees selected by us. The Board of Directors of Printware currently consists of five directors. In the event our first Proposal to increase the size of the Board of Directors to six members does not receive the required shareholder vote, we intend to vote proxies solicited by us in favor of the following five of our nominees: Charles Bolger, Stanley Goldberg, Gary S. Kohler, Roger C. Lucas and Douglas M. Pihl.


     In accordance with applicable regulations of the Securities and Exchange Commission, the GREEN proxy card affords each shareholder the opportunity to designate the names of any of the Committee Nominees whom he or she does not desire to elect to the Board. The Committee urges shareholders to vote FOR Proposals No. 1 and 2 on the enclosed GREEN proxy card. The persons named as proxies on the enclosed GREEN proxy card will vote, in their discretion, for each of the Committee Nominees who is nominated for election and for whom authority has not been withheld.


     THE COMMITTEE URGES ALL SHAREHOLDERS TO VOTE "FOR" THE INCREASE IN BOARD SIZE TO SIX DIRECTORS AND "FOR" THE ELECTION OF THE COMMITTEE NOMINEES ON THE ENCLOSED GREEN PROXY CARD.


                          VOTING AND PROXY PROCEDURES

     Only shareholders of record on February 23, 2000, the Record Date set forth in Printware's Proxy Statement, will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote upon each matter presented at the Annual Meeting. Shareholders of record on the Record Date, will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.


     Pursuant to Printware's Bylaws, the presence in person or by proxy of a majority of the voting power of Shares entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business. An item of business will be approved if it receives the affirmative vote of the holders of a majority of the Shares present and entitled to vote on that item of business.



     If a shareholder has elected to abstain on a proposal or to "withhold authority" as to the election of any Committee Nominee, the shares represented by such proxy will be considered present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such proposal or Committee Nominee. If a broker returns a proxy indicating that the broker does not have discretionary authority to vote certain of such shares on any proposal, those shares will not be considered present and entitled to vote and will not be considered in calculating whether a quorum is present at the Annual Meeting. However, if a broker returns a proxy indicating that the broker has discretionary authority to vote certain of such shares on at least one proposal, those shares will be considered present and entitled to vote and will be considered in calculating whether a quorum is present at the Annual Meeting; however, such shares will be voted only on the specific proposal on which the broker indicates it had discretionary authority to vote.


     Based on publicly available information, we believe that the only outstanding class of securities of Printware entitled to vote at the Annual Meeting are shares of Printware's Common Stock. According to Printware's Proxy Statement, as of the Record Date there were 3,275,557 Shares issued and outstanding.


     Shares represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR Proposal No. 1 in favor of increasing the size of the Board to six directors and FOR Proposal No. 2 in favor of the election of the Committee Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.


     A shareholder may revoke his or her proxy at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to us in care of Beacon Hill Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Printware (attention: Secretary) at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121 or any other address provided by Printware. Although a revocation is effective if delivered to Printware, we request that either the original or photostatic copies of all revocations be mailed to us in care of Beacon Hill Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

     Assuming that a quorum is present or represented by proxy at the Annual Meeting, the election of the Committee Nominees requires the affirmative vote of a majority of the Shares voting at the Annual Meeting for the election of directors.

     IF YOU WISH TO VOTE FOR THE PROPOSAL TO INCREASE THE SIZE OF THE BOARD TO SIX DIRECTORS AND FOR THE ELECTION OF THE COMMITTEE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. REGISTERED HOLDERS MAY FAX BOTH SIDES OF THE ENCLOSED GREEN PROXY CARD TO BEACON HILL PARTNERS, INC. AT THE NUMBER SET FORTH ON THE BACK COVER OF THIS PROXY STATEMENT.


                            SOLICITATION OF PROXIES

     The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, e-mail, in person and by advertisements.

     The Committee has retained Beacon Hill Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Beacon Hill Partners, Inc. will receive a fee of up to $37,500, together with reimbursement of its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Beacon Hill Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Beacon Hill Partners, Inc. will employ approximately 20 persons to solicit Printware's shareholders for the Annual Meeting.

     The entire expense of soliciting proxies is being borne by us. We intend to seek reimbursement of the costs of this solicitation from Printware only to the extent permitted by law. The Committee does not intend to seek shareholder approval of such reimbursement unless such approval is required by law. Costs of this solicitation of proxies are currently estimated to be approximately $80,000 to $120,000.

                        ABSENCE OF TRANSACTIONS BETWEEN
                          THE COMMITTEE AND PRINTWARE

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates:
(i) directly or indirectly beneficially owns any Shares or any securities of Printware; (ii) has had any relationship with Printware in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, since the beginning of Printware's last fiscal year with respect to any Shares of Printware; or (iii) knows of any transactions since the beginning of Printware's last fiscal year, currently proposed transactions, or series of similar transactions, to which Printware or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest.

     In addition, other than as set forth in Schedule II of this Proxy Statement, there are no contracts, arrangements or understandings entered into by the Committee, or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of Printware's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Proxy Statement, none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates has been engaged in contracts, negotiations or transactions with Printware or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with Printware or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to
(i) any
future employment by Printware or its affiliates or (ii) any future transactions to which Printware or any of its affiliates will or may be a party.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

     The Committee is not aware of any business other than as set forth in this Proxy Statement and Printware's proxy materials that will be presented at the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

     Shareholders are referred to Printware's Proxy Statement with respect to other information related to beneficial ownership of Printware's securities, any arrangements which may result in a change of control of Printware, any change of control of Printware that may have occurred since the beginning of Printware's last fiscal year and information regarding Printware's stock option and other incentive compensation plans. The information concerning Printware contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Committee has timely filed all Forms 3, 4 and 5 required to be filed by it.

                 SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING


     Printware's Proxy Statement with respect to the Annual Meeting indicates when proposals of Printware's shareholders intended to be presented at Printware's 2001 Annual Meeting must be received by Printware in order for them to be considered for inclusion in the Proxy Statement. Such Proxy Statement also specifies the deadline after which Printware may exercise discretionary voting authority over shareholder proposals. Printware's Proxy Statement does not specify when such proposals must be raised to be timely at the 2001 Annual Meeting.



                                          PYRAMID TRADING LIMITED PARTNERSHIP

                                          OAKMONT INVESTMENTS LLC
                                          DANIEL B. ASHER
                                          GARY S. KOHLER
                                          ANDREW J. REDLEAF
                                          April   , 2000

                                   SCHEDULE I

                       INFORMATION CONCERNING THE MEMBERS
                                OF THE COMMITTEE

PYRAMID TRADING LP

     Pyramid is an Illinois limited partnership located at 440 South LaSalle Street, Suite 700, in Chicago, Illinois. Pyramid invests in securities for its own account. Pyramid is also a registered broker-dealer for the CBOE. The general partner of Pyramid is Oakmont Investments LLC. Messrs. Asher, Kohler and Redleaf are limited partners of Pyramid.

OAKMONT INVESTMENTS LLC

     Oakmont Investments LLC is an Illinois limited liability company located at 440 South LaSalle Street, Suite 700, Chicago, Illinois. Oakmont invests in securities for its own account. Mr. Asher is manager of Oakmont.

DANIEL B. ASHER

     Mr. Asher is the manager of Oakmont. He has been manager of Castle Creek Partners, a hedge fund, since 1997. Prior to that, Mr. Asher was self-employed in the securities business. He has a BGS degree from the University of Michigan.

     Information with respect to Messrs. Kohler and Redleaf is contained elsewhere in this Proxy Statement.

                                  SCHEDULE II

                      SHARES HELD AND TRANSACTIONS BY THE
                      COMMITTEE AND THE COMMITTEE NOMINEES

     Except as otherwise disclosed in these Proxy Materials, none of the Committee Nominees or any general partner of Pyramid or Oakmont, or any of their affiliates, holds any shares of the Printware's common stock or has purchased or sold any Printware common stock or other Printware securities during the past two years. The Committee beneficially owns a total of 449,200 Shares, constituting approximately 13.7% of the outstanding Shares of Printware's common stock. The transactions by the Committee as well as the Committee Nominees during the past two years are set forth below, all of which were open market purchases:

PYRAMID TRADING LIMITED PARTNERSHIP (TOTAL: 333,400 SHARES)

                    DATE                         # OF SHARES BOUGHT    PRICE PER SHARE ($)    TOTAL COST ($)*
                    ----                         ------------------    -------------------    ---------------
12/03/99.....................................          10,000                 2.13                 21,250
12/06/99.....................................           5,000                 2.13                 10,625
12/06/99.....................................           1,900                 2.13                  4,038
12/06/99.....................................           3,100                 2.13                  6,588
12/07/99.....................................           5,000                 2.13                 10,625
12/07/99.....................................           4,400                 2.13                  9,350
12/07/99.....................................             600                 2.13                  1,275
12/09/99.....................................           2,000                 2.13                  4,250
12/10/99.....................................           5,000                 2.13                 10,625
12/10/99.....................................          45,000                 2.13                 96,625
12/14/99.....................................           5,000                 2.15                 10,750
12/16/99.....................................           3,200                 2.13                  6,800
12/16/99.....................................          15,000                 2.13                 31,875
01/10/00.....................................           2,200                 2.31                  5,088
01/11/00.....................................          21,000                 2.31                 48,563
01/12/00.....................................          12,000                 2.31                 27,750
01/14/00.....................................           2,500                 2.31                  5,781
01/18/00.....................................             500                 2.31                  1,156
02/11/00.....................................         190,000                 2.56                486,875

GARY S. KOHLER (TOTAL: 7,500 SHARES)

                     DATE                         # OF SHARES BOUGHT    PRICE PER SHARE ($)    TOTAL COST ($)*
                     ----                         ------------------    -------------------    ---------------
10/22/99......................................          7,500                  2.05                15,375

ANDREW J. REDLEAF (TOTAL: 108,300 SHARES)

                     DATE                         # OF SHARES BOUGHT    PRICE PER SHARE ($)    TOTAL COST ($)*
                     ----                         ------------------    -------------------    ---------------
09/27/99......................................          20,000                 2.40                48,012
10/28/99......................................           1,100                 2.07                 2,280
11/01/99......................................          10,000                 2.06                20,637
11/04/99......................................          20,000                 2.12                42,430
11/15/99......................................          10,000                 2.06                20,612
11/16/99......................................           1,100                 2.06                 2,267
11/17/99......................................          10,000                 2.05                20,512
11/18/99......................................           3,000                 2.05                 6,150
11/22/99......................................           6,800                 2.17                14,780
12/02/99......................................          16,300                 2.19                35,776
12/05/99......................................          10,000                 2.19                21,874

OAKMONT INVESTMENTS LLC: None. However, Oakmont is general partner of Pyramid.

DANIEL B. ASHER: None

CHARLES BOLGER: None

STANLEY GOLDBERG: None

ROGER C. LUCAS: None

DOUGLAS M. PIHL: None
-------------------------
* Commissions not included.

     The purchases referred to above were made with personal funds or working capital.

     Except as disclosed in this Schedule, none of the Committee members or the Committee Nominees owns any securities of Printware or any subsidiary of Printware, beneficially or of record, has purchased or sold any of such securities within the past two years or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule, to the knowledge of the Committee members, no associate of the Committee members or of its partners, or of the Committee Nominees beneficially owns, directly or indirectly, any securities of Printware.

     To the knowledge of the Committee members, other than as disclosed in this Schedule, none of the Committee members or the Committee Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

                                   IMPORTANT


     Your vote is important. No matter how many Shares you own, please give us your proxy FOR increasing the size of the Board to six members and FOR the election of the Committee Nominees by taking four steps:


     1. SIGN the enclosed GREEN proxy card,

     2. DATE the enclosed GREEN proxy card,

     3. MAIL the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States). Registered holders may FAX BOTH SIDES of the enclosed GREEN proxy card TODAY to Beacon Hill Partners, Inc. at the number provided below, and

     4. CONTACT your broker and instruct the broker to execute a GREEN proxy card.

     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the GREEN proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the GREEN proxy card representing your Shares. We urge you to confirm in writing your instructions to us in care of Beacon Hill Partners, Inc. at the address provided below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions or require any additional information concerning this Proxy Statement, please contact, Beacon Hill Partners, Inc. at the address set forth below.

                           BEACON HILL PARTNERS, INC.
                          90 BROAD STREET, 20TH FLOOR
                        (212) 843-8500 (CALL COLLECT) OR
                         CALL TOLL FREE (800) 755-5001
                              FAX: (212) 843-4384

                                    APPENDIX

                                PRINTWARE, INC.


                  PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS


                                 APRIL 13, 2000


   THIS PROXY IS SOLICITED ON BEHALF OF PYRAMID TRADING LIMITED PARTNERSHIP,

OAKMONT INVESTMENTS, LLC, ANDREW J. REDLEAF, DANIEL B. ASHER, AND GARY S. KOHLER
     (THE "SHAREHOLDERS' COMMITTEE TO IMPROVE PRINTWARE SHAREHOLDER VALUE")

        The undersigned appoints             and             , and each of
    them acting alone, attorneys and agents with full power of substitution as proxy of the undersigned (the "Proxy Agents") to attend the Annual Meeting of Shareholders of Printware, Inc. to be held at 1270 Eagan Industrial Road, St. Paul, Minnesota on April 13, 2000, commencing at 3:30 p.m., Central Daylight Time, and at any adjournments or postponements, continuations or reschedulings thereof and any special meeting called in lieu thereof (the "Annual Meeting") and to vote all shares of common stock of Printware, Inc. ("Shares") which the undersigned would be entitled to vote if personally present at the Annual Meeting, as follows:


        The Shareholders' Committee To Improve Printware Shareholder Value Recommends A Vote "For" Proposals Nos. 1 and 2.


    INCREASE SIZE OF BOARD OF DIRECTORS

    1. Proposal to increase the size of the Board of Directors to six
    members.      FOR [ ]      AGAINST [ ]      ABSTAIN [ ]

    ELECTION OF DIRECTORS

    2. Proposal to elect Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, Gary S. Kohler and Andrew J. Redleaf to the Board of
    Directors of Printware.    FOR ALL NOMINEES [ ]    WITHHOLD AUTHORITY TO
    VOTE FOR ALL NOMINEES [ ]

        INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES, MARK "FOR ALL NOMINEES" ABOVE AND WRITE THE NAME(S) OF THE NOMINEE WITH RESPECT TO WHICH YOU WISH TO WITHHOLD AUTHORITY
    HERE:
    ------------------------------------------------------------------------


        If Proposal No. 1 does not receive the required shareholder vote, the Proxy Agents will vote for all of the nominees listed above except Mr. Redleaf unless you withhold your vote from any of the five nominees on the line above.

                          (continued from other side)


        In their discretion, each of the Proxy Agents is authorized to vote upon any other matters as may properly come before the Annual Meeting.


        The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares held by the undersigned, and hereby ratifies and confirms all actions the Proxy Agents or their substitutes lawfully take by virtue hereof. IF PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DIRECTED ABOVE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE PROPOSALS, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

        This proxy will be valid until the earlier of one year from the date indicated below or the completion of the Annual Meeting.

        IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. REGISTERED HOLDERS MAY FAX BOTH SIDES OF THIS PROXY TO BEACON HILL PARTNERS, INC. AT: (212) 843-4384
                                                  DATED:  , 2000

                                                  --------------------------
                                                  (Signature)

                                                  --------------------------
                                                  (Signature, if held
                                                  jointly)

                                                  --------------------------
                                                  (Title)
                                                  PLEASE SIGN EXACTLY AS
                                                  NAME APPEARS ON THIS
                                                  PROXY. WHEN SHARES ARE
                                                  HELD JOINTLY, JOINT OWNERS
                                                  SHOULD EACH SIGN.
                                                  EXECUTORS, ADMINISTRATORS,
                                                  TRUSTEES, ETC. SHOULD
                                                  INDICATE THE CAPACITY IN
                                                  WHICH SIGNING.

        IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL BEACON HILL PARTNERS TOLL-FREE (800) 755-5001 OR CALL COLLECT (212) 843-8500.